ALLEGIANT FUNDS
                          200 Public Square, 5th Floor
                               Cleveland, OH 44114

September 15, 2005

Ms. Kimberly Browning, Esquire
Securities and Exchange Commission
Judiciary Plaza 450
Fifth Street, N.W.
Washington, D.C.  20549

RE:      Allegiant Funds
         Withdrawal of Pre-effective Amendment to the Registration Statement filed on Form N-14/A
         File Nos. 33-00488 and 811-04416

Ms. Browning:

On behalf of the Allegiant Funds (the "Trust"), I hereby submit this application for withdrawal of the Pre-effective Amendment to the Registration Statement filed on Form N-14/A together with all exhibits (the "Amendment") pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), filed via EDGAR on Form N-14/A on September 6, 2005.

The Trust is requesting that this Amendment be withdrawn because it was incorrectly filed on Form Type N-14/A instead of Form Type N-14. We respectfully request that you disregard the filing referenced above and accept the Form N-14 which was subsequently filed on September 6, 2005 (Accession Number 0000935069-05-002597)

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been signed by the President of the Trust on this 12th day of September, 2005. Please contact Audrey Talley at 215-988-2719 or Adam Shoffner at 610-382-8630 with any questions you may have concerning this application.

Sincerely,
/s/ Herbert R. Martens, Jr.
--------------------------
President and CEO

cc:   Audrey Talley, Drinker Biddle & Reath LLP
      Adam Shoffner, PFPC Inc.